SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Crinetics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

22663K 107

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22663K 107

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,703
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,703
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 22663K 107

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,703
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,703
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22663K 107

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,476,203
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,476,203

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,476,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) CO

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 69,596,202 outstanding shares of Common Stock, as reported by the Company in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2024, and gives effect to (i) the issuance of 8,333,334 shares of Common Stock issued by Company on March 1, 2024 in connection with the closing of a private placement, and (ii) the exercise of the 12,500 warrants awarded to a former employee of Percetive Advisors.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. The beneficial ownership reported on this Schedule 13D reflects 1,476,203 shares of Common Stock held by the Master Fund and, for Perceptive Advisors Mr. Edelman, stock options exercisable for 12,500 shares awarded to a former employee of Perceptive Advisors.

(c)	The transactions set forth in Schedule A to this Amendment No. 5 to Schedule 13D is incorporated by reference into this Item 5(c).

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	The Reporting Pesons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock on May 24, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

Schedule A

The Master Fund effected the following transactions with respect to the Issuer’s securities during (i) the past 60 days and (ii) the 60-days preceeding the date the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s Common Stock. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges of the prices reported.

Security	Date	Transaction Type	Shares	Price		Price Range
Common Stock	3/13/2023	Sale	45,076	$17.68	(1)	$17.09 - $17.985, inclusive
Common Stock	3/13/2023	Sale	100	$18.11		N/A
Common Stock	3/14/2023	Sale	29,776	$17.80	(1)	$17.42 to $18.22, inclusive
Common Stock	3/15/2023	Sale	31,429	$17.21	(1)	$16.97 to $17.69, inclusive
Common Stock	3/16/2023	Sale	19,116	$16.96	(1)	$16.42 to $17.265, inclusive
Common Stock	3/17/2023	Sale	9,420	$16.96	(1)	$16.84 to $17.13, inclusive
Common Stock	3/20/2023	Sale	19,092	$16.86	(1)	$16.73 to $17.08, inclusive
Common Stock	3/21/2023	Sale	3,300	$16.73	(1)	$16.47 to $17.00, inclusive
Common Stock	3/27/2023	Sale	23,152	$15.78	(1)	$15.56 to $16.16, inclusive
Common Stock	3/28/2023	Sale	53,677	$15.56	(1)	$15.24 to $15.895, inclusive
Common Stock	3/29/2023	Sale	167,668	$15.63	(1)	$15.36 to $15.81, inclusive
Common Stock	4/14/2023	Sale	37,172	$15.78	(1)	$15.74 to $15.96, inclusive
Common Stock	5/11/2023	Sale	100,000	$22.19	(1)	$22.01 to $22.61, inclusive
Common Stock	5/12/2023	Sale	75,169	$22.18	(1)	$21.98 to $22.55, inclusive
Common Stock	5/15/2023	Sale	85,000	$22.51	(1)	$22.19 to $22.78, inclusive
Common Stock	5/16/2023	Sale	65,000	$22.08	(1)	$21.90 to $22.40, inclusive
Common Stock	5/17/2023	Sale	100,000	$22.25	(1)	$22.05 to $22.47, inclusive
Common Stock	5/18/2023	Sale	30,000	$22.13	(1)	$21.74 to $22.36, inclusive
Common Stock	5/23/2023	Sale	75,000	$22.87	(1)	$22.62 to $23.04, inclusive
Common Stock	5/24/2023	Sale	50,000	$22.22	(1)	$21.96 to $22.38, inclusive
Common Stock	1/30/2024	Sale	45,172	$36.8309	(1)	$36.16 to $37.08, inclusive
Common Stock	1/31/2024	Sale	41,200	$36.7522	(1)	$36.34 to $37.49, inclusive
Common Stock	2/1/2024	Sale	39,128	$36.8078	(1)	$36.36 to $37.10, inclusive
Common Stock	2/13/2024	Sale	87,000	$36.00	(1)	$35.87 to $36.30, inclusive
Common Stock	2/14/2024	Sale	26,000	$36.19	(1)	$35.80 to $36.685, inclusive
Common Stock	2/15/2024	Sale	17,000	$36.36	(1)	$35.86 to $36.77, inclusive
Common Stock	2/28/2024	Purchase	476,191	$42.00		N/A
Common Stock	2/28/2024	Short Sale	10,832	$43.41	(1)	$43.04 to $44.01, inclusive
Common Stock	2/28/2024	Short Sale	18,519	$44.52	(1)	$44.05 to $45.04, inclusive
Common Stock	2/28/2024	Short Sale	20,649	$45.51	(1)	$45.05 to $46.00, inclusive
Common Stock	2/29/2024	Short Sale	8,023	$41.83	(1)	$41.08 to $42.06, inclusive
Common Stock	2/29/2024	Short Sale	14,245	$42.38	(1)	$42.07 to $43.04, inclusive
Common Stock	2/29/2024	Short Sale	2,266	$43.81	(1)	$43.185 to $44.12, inclusive
Common Stock	2/29/2024	Short Sale	25,466	$44.73	(1)	$44.29 to $45.05, inclusive

(1)	The reported prices are weighted average prices. These shares were sold in multiple transactions within the corresponding price ranges listed in the table above.